July 29, 2011

Via Edgar and PDF Electronic Mail

U.S.  Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549-0405
Attn:	Larry Spirgel
Assistant Director

Re:	ZST Digital Networks, Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 11, 2011
File No. 001-34488

Dear Mr. Spirgel:

The Staff of the Securities and Exchange Commission (the “Commission”) issued a comment letter dated July 5, 2011 (the “Comment Letter”) to ZST Digital Networks, Inc. (the “Company”) with respect to the Company’s Form 10-K for fiscal year ended December 31, 2010 and Form 10-Q for the period ended March 31, 2011 filed with the Commission on March 4, 2011 and May 11, 2011, respectively.

The Company confirms receipt of the Comment Letter.  As discussed with the Staff, the Company continues to prepare a response to the Comment Letter and currently expects to be complete by next week.

Please do not hesitate to contact our securities legal counsel K&L Gates, attention Anh Q. Tran, Esq., at (310) 552-5083 with any questions.

Sincerely,

/s/ Zhong Bo

Zhong Bo
Chairman of the Board and Chief Executive Officer

cc:	Michael Henderson, Staff Accountant, Commission
Anh Q. Tran, K&L Gates